FOR IMMEDIATE RELEASE:                               NEWS
October 29, 1997                                     Nasdaq National Market/AVRT
                                                     http://www.avert.com

             AVERT, INC. ANNOUNCES RECORD FINANCIAL RESULTS FOR THE
                       THIRD QUARTER AND NINE MONTH PERIOD
               New Customer Growth Up 91% From Third Quarter 1996

FORT COLLINS, CO - Avert, Inc. (Nasdaq National Market/AVRT), an information services company that provides employment background checks to a growing nationwide customer base, today announced record financial results for its third quarter and nine month period ended September 30, 1997.

Net revenues for the third quarter grew to a record $2,524,000, up 14% from $2,214,000 in the comparable quarter a year ago. Avert continued its strong growth in new customers with 869, up 91% from 455 in the third quarter last year. Through nine months, the Company reported record net revenues of $7,079,000, up 21% from $5,834,000 in the same period last year.

Net income for the third quarter was $347,000, or 10 cents per share, versus $338,000, or 10 cents per share, in the same quarter last year. Net income for the nine-month period grew 10% to $879,000, or 25 cents per share, from $800,000, or 23 cents per share, in the comparable period a year ago.

"Our revenue growth rate has slowed slightly", said Dean Suposs, president and chairman at Avert, Inc. "However, we are encouraged by our strong growth in new customers and our improved retention rate. The fundamentals of our business remain very sound".

The Company believes that the decline in growth rate is primarily attributable to two factors: 1) The loss of several large customers in the fourth quarter 1996 due to pricing. In 1996, the Company increased prices to bring these customers to a profitable level, which resulted in a loss of business. Avert is currently running pilot programs with several large customers that have significant revenue potential where the prices are set with margins to realize the profitability to which the Company is accustomed. 2) A change in spending behavior by the Company's customers due to historic low unemployment rates that have reduced the sales per customer. To counter this, the Company is currently focusing marketing efforts in areas of higher unemployment, expanding its product offering to increase sales per customer, and emphasizing its web-enbled order entry and delivery capability.

During the third quarter the Company signed a partnership agreement with Roche Diagnostic Systems to resell the Roche Test Cup products to the Avert customer base. "We plan to continue to introduce new products and services to our customer base and capitalize on the market opportunity to outsource human resource services," added Suposs.

Through its headquarters in Fort Collins, Avert is an information services company that provides thousands of employment backgrounds checks daily to employers nationwide. Avert guarantees that its products and services are the most current and accurate available. Products and services include criminal records, civil records, workers' compensation histories, driving records, previous employment verification, credit histories, education verification, social security number validation, and a KnowledgeLink Help Desk to answer customers' hiring and compliance questions.


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

EARNINGS RECAP                                                      Third Quarter Ended                      Nine Months Ended
                                                                       September 30,                            September 30,
                                                              ------------------------------          ------------------------------
                                                                  1997                1996                1997                1996
                                                                  ----                ----                ----                ----
                                                              (unaudited)                             (unaudited)

Revenue ............................................         $ 2,524,000          $2,214,000          $7,079,000          $5,834,000
Net Income .........................................         $   347,000          $  338,000          $  879,000          $  800,000
Net Income per common share ........................         $       .10          $      .10          $      .25          $      .23
Weighted avg. shares outstanding ...................           3,488,125           3,422,797           3,451,752           3,423,893


BALANCE SHEET DATA                                           September 30,       December 31,
                                                                 1997               1996
                                                             ------------        -----------
Working Capital ....................................         $ 6,744,000          $6,375,000
Total Assets .......................................         $11,210,000          $9,495,000
Total Liabilities ..................................         $ 1,114,000          $  809,000
Shareholders' Equity ..............................          $10,096,000          $8,686,000



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